UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   KELTON, RICHARD
   BOLLENBACHER & KELTON
   2716 Ocean Park Boulevard
   Suite 3006
   Santa Monica, CA  90405-5207
2. Issuer Name and Ticker or Trading Symbol
   SOUTHWEST WATER COMPANY
   SWWC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 31, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $0.01 par val|      |    | |                  |   |           |23,416             |D     |/1                         |
ue                         |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $0.01 par val|      |    | |                  |   |           |9,240              |I     |/2                         |
ue                         |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to|$11.72  |02/01|J   | |1,653      |A  |/3   |02/02|Common Stock|1,653  |       |1,653       |D  |            |
 Buy)                 |        |/90  |    | |           |   |     |/00  |            |       |       |            |   |            |
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Stock Option (Right to|$11.72  |03/11|A   | |1,653      |A  |/4   |03/12|Common Stock|1,653  |       |1,653       |D  |            |
 Buy)                 |        |/91  |    | |           |   |     |/01  |            |       |       |            |   |            |
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Stock Option (Right to|$7.37   |03/28|A   | |793        |A  |/5   |03/29|Common Stock|793    |       |793         |D  |            |
 Buy)                 |        |/94  |    | |           |   |     |/04  |            |       |       |            |   |            |
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Stock Option (Right to|$11.90  |05/22|A   | |1,260      |A  |/6   |05/23|Common Stock|1,260  |       |1,260       |D  |            |
 Buy)                 |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Stock Option (Right to|$16.125 |05/28|A   | |1,260      |A  |/7   |05/29|Common Stock|1,260  |       |1,260       |D  |            |
 Buy)                 |        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
/1, /2, /3, /4, /5 and /6 Adjusted for stock dividends on 01/02/96, 01/02/97 and 01/02/98.
/2 Owned by The Kelton Foundation, a charitable corporation. Mr. Kelton disclaims any beneficial (pecuniary) interest in these shares. As President of The Kelton Foundation, Mr. Kelton possesses sole voting control of these shares.
/3 Issued under SWWC's Stock Purchase Plan under old Rule 16b-3. Exercisable @ 1/5 a year beginning 02/01/91.
/4 Exercisable @ 1/5 a year beginning 03/11/92. /5 Exercisable @ 1/5 a year beginning 03/28/95.
/6 Granted under SWWC's Stock Option Plan for Non-Employee Directors. Exercisable @ 1/2 a year beginning 05/22/98.
/7 Granted under SWWC's Stock Option Plan for Non-Employee Directors. Exercisable @ 1/2 a year beginning 05/28/99.

SIGNATURE OF REPORTING PERSON
 /s/ Richard Kelton
DATE
 June 5, 1998